EXHIBIT 99.1

QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED APRIL 30, 2022

T A B L E O F C O N T E N T S

1.1	Date	2
1.2	Overview	2
1.3	Selected Annual Information	5
1.4	Summary of Quarterly Results	5
1.5	Results of Operations and Financial Condition	6
1.6	Liquidity	6
1.7	Capital Resources	7
1.8	Off-Balance Sheet Arrangements	7
1.9	Transactions with Related Parties	7
1.10	Fourth Quarter	8
1.11	Proposed Transactions	8
1.12	Critical Accounting Estimates	8
1.13	Changes in Accounting Policies including Initial Adoption	8
1.14	Financial Instruments and Other Instruments	8
1.15	Other MD&A Requirements	8
1.16	Risk Factors	10

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THREE AND NINE MONTHS ENDED APRIL 30, 2022

1.1 DATE

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements (the “Annual Financial Statements”) of Quartz Mountain Resources and its subsidiaries (“Quartz Mountain” or the “Company”), for the year ended July 31, 2021, the annual MD&A for the same period, and the unaudited interim condensed consolidated financial statements for the three and nine months ended April 30, 2022, as publicly filed under the Company’s profile on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian dollars, unless otherwise specified.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (together, “IFRS”). The following disclosure and associated Interim Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of June 24, 2022. For the purposes of the discussion below, date references refer to calendar year and not the Company’s fiscal reporting period.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed “forward-looking statements.” All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling activities and events or developments that the Company expects are forward- looking statements. Although the Company believes the expectations expressed in such forward- looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company’s projects will obtain all required environmental and other permits and all land use and other licenses, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, exploration and development of properties located within First Nations treaty and asserted territories may affect or be perceived to affect treaty and asserted aboriginal rights and title, which may cause permitting delays or opposition by First Nation communities, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued ability of the Company to raise necessary capital, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward-looking statements on an on-going basis and updates this information when circumstances require it.

1.2 OVERVIEW

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiaries. Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

Quartz Mountain most recently focused on assessing mineral prospects for potential acquisition and exploration in British Columbia. The Company is currently investigating new potential opportunities.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THREE AND NINE MONTHS ENDED APRIL 30, 2022

On February 15, 2019, Robert Dickinson resigned as Executive Chairman and CEO and Rene Carrier resigned as director. Trevor Thomas was appointed Chairman, CEO and director and Matthew Dickinson was appointed director.

On August 15, 2020, Michael Lee resigned as Chief Financial Officer. Sebastian Tang was appointed Chief Financial Officer.

On May 30, 2022, the Company appointed Robert Dickinson as Chairman and CEO and as a director of the Company. Trevor Thomas, having resigned as Chairman, President and CEO, will remain with the Company as a Director and Corporate Secretary. Leonie Tomlinson, ICD.D, a Director of Quartz Mountain since 2017, has been appointed as President of the Company. Matthew Dickinson, a Director of the Company since 2019, has been appointed as Vice President Corporate Development. Matthew Dickinson joined the Company to establish the Company’s investor relations, digital communications and media strategy. Past roles include software consulting and development in the manufacturing and e-commerce sectors, venture capital and marketing.

Other Corporate Information

The Board of Directors consists of Robert Dickinson, Trevor Thomas, Leonie Tomlinson and Matthew Dickinson. Trevor Thomas is the Corporate Secretary, Sebastian Tang is the Chief Financial Officer.

The Company is a reporting issuer in the provinces of British Columbia, Alberta and Ontario.

The Company’s head office is located at 1040 West Georgia Street, 14th Floor, Vancouver, British Columbia, Canada V6E 4H1.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol QZM and certain broker-dealers in the United States make a market on the OTC Grey Market under the symbol QZMRF.

Effective May 27, 2020, the Company completed a forward share split (the “Share Split”) on the basis of two additional common shares for every common share outstanding prior to the Share Split. Outstanding warrants were adjusted by the same share split ratio. All references to shares and per share amounts have been retroactively restated to give effect to the Share Split.

1.2.1 Agreements

In January 2016, the Company reached an agreement with Hunter Dickinson Services Inc. (“HDSI”) to settle debt owing for services by HDSI. HDSI agreed to forgive debt in the net amount owing at that time of $3,086,089, if Quartz Mountain makes a cash payment of $180,207 and issues 1,800,000 shares (pre-forward split basis of 600,000 shares) valued at $126,000 to HDSI. The TSX Venture Exchange approved the transaction with HDSI.

The cash payment of $180,207 was paid during the year ended July 31, 2018 and the shares were issued to HDSI during the year ended July 31, 2020, completing the settlement and resulting in a gain on settlement of debt of $2,779,882 during the fiscal year ended July 31, 2020.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THREE AND NINE MONTHS ENDED APRIL 30, 2022

1.2.2 Properties

Angel’s Camp Property

The Company retained a 1% net smelter return royalty (the “Royalty”) payable to the Company on any production from the Angel’s Camp property located in Lake County, Oregon. On February 1, 2021, the Company entered into an agreement for the sale of 100% of the Royalty on the Angel’s Camp Property, for US$150,000 to an arms-length purchaser. This transaction was closed on February 4, 2021.

British Columbia Property

Maestro (formerly Lone Pine) Property

On June 8, 2021, the Company entered into a mineral claims purchase agreement to purchase nine mineral claims located near Houston, British Columbia for $105,000 in cash and 1,000,000 shares in the capital of the Company.

The claims are subject to a 2.5% NSR which can be bought-down to 1% for $1.5 million. There are no required work commitments for these claims as this transaction is not an option on the mineral claims.

On June 14, 2022, the Company announced that it has received from C.J. Greig & Associates Ltd. a National Instrument 43-101 Technical Report on its Maestro Gold-Silver-Molybdenum-Copper Property located in central British Columbia.

The Technical Report outlines key exploration targets including the Prodigy Zone, a priority exploration target for bulk tonnage gold and silver mineralization.

Select assay results from past operators’ drilling in the Prodigy Zone include 178 m grading 0.56 g/t Au, 18.8 g/t Ag, 0.05% Cu and 0.029% Mo; and 128 m grading 0.22 g/t Au, 103.9 g/t Ag, 0.12% Cu and 0.022% Mo.

New airborne magnetic and historical drill core re-logging programs completed by the Company indicate excellent potential for bulk tonnage style gold and silver mineralization.

The Maestro Property has excellent infrastructure, being close to the highway between the mining- support towns of Smithers and Houston, and therefore to airports, railways, and power.

Jake Property

On November 5, 2021, the Company entered into a mineral claims purchase agreement with United Mineral Services Ltd. (“UMS”) to acquire 100% interest in the Jake mineral property consisting of four staked claims (the “Jake Property”) and an option to purchase 100% of five adjacent claims owned by an arm’s length third party. The Jake Property is located approximately 162 km north of Smithers, British Columbia. The Jake Property acquisition is subject to TSX Venture Exchange approval

The total cash consideration the Company required to pay the vendor for the costs of assembling the Jake Property is $200,000 and to be paid out according to the following schedule: $50,000 immediately on the date of receipt of TSX Venture Exchange conditional approval of this transaction (“TSX-V Approval Date); $50,000 on or before the date that is six months after the TSX-V Approval Date; $50,000 on or before the date that is twelve months after the TSX-V Approval Date and $50,000 on or before the date that is eighteen months after the TSX-V Approval Date.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THREE AND NINE MONTHS ENDED APRIL 30, 2022

On May 24, 2022, the Company received approval from the TSX Venture Exchange for its acquisition of the Jake Property. The purchase from UMS is comprised of a 100% undivided interest in four mineral claims it staked as well as the transfer of a valid option to acquire an undivided 100% interest in five adjacent mineral claims (the “Underlying Claims”) from Electrum Resource Corporation, an arms-length third party. The Electrum option can be exercised with payment of $125,000 on or before July 14, 2022 or alternatively an equal amount spread over two years with property work commitments of $360,000. The Underlying Claims are subject to a 2% NSR which is capped at $3 million.

Other property

On November 2, 2021 the Company entered into a binding Agreement with Torr Resources Corp. whereby Torr purchased historical project data from the Company for $150,000. The transaction closed on December 15, 2021.

1.2.3 Financing

On October 18, 2021, the Company issued 1,909,092 flow-through common shares on the exercise of warrants at an exercise price of $0.05 for gross proceeds of $95,455.

On December 13, 2021, the Company issued 7,000,000 flow-through common shares on the exercise of warrants at an exercise price of $0.05 for gross proceeds of $350,000.

1.3 Selected Annual Information

Not applicable.

1.4 Summary of Quarterly Results

These amounts are expressed in thousands of Canadian Dollars, except per share amounts. Minor differences are due to rounding.

Fiscal Quarter Ended
	Apr- 30 2022	Jan-31 2022	Oct-31 2021	Jul-31 2021	Apr- 30 2021	Jan-31 2021	Oct-31 2020	Jul-31 2020
Income (loss) for the period	$(113)	$(387)	$(139)	$(122)	$143	$(43)	$(95)	$(75)
Basic earnings (loss) per common share	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$0.01	$(0.00)	$(0.00)	$(0.00)
Diluted earnings (loss) per common share	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$0.00	$(0.00)	$(0.00)	$(0.00)

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THREE AND NINE MONTHS ENDED APRIL 30, 2022

1.5 Results of Operations and Financial Condition

Three months ended April 30, 2022 (“2022 Q3”) and 2021 (“2021 Q3”)

Net loss for the three months ended April 30, 2022, was $113,221 compared to a net income of $143,207 for the three months ended April 30, 2021. Net income of $143,207 in 2021 Q3 was due to the gain recognized on sale of royalty interest for U$150,000 offset by the exploration and evaluation expenses of $6,746 and general and administrative expenses of $26,752.

During the three months ended April 30, 2022, the Company incurred exploration and evaluation expense of $70,571 (2021 Q3 - $6,746). The increase in the exploration and evaluation expense in 2022 Q3 compared to 2021 Q3 was due to the geological works incurred during 2022 Q3 related to Maestro Property acquired in June 8, 2021.

Administrative fees, legal, accounting and audit increased due to several transactions in 2022 Q3 described in earlier sections. A breakdown of general and administrative expenses incurred during the period ended April 30, 2022 and 2021, is provided in the financial statements for the period ended April 30, 2022.

Nine months ended April 30, 2022 (“2022 Q3 YTD”) and 2021 (“2021 Q3 YTD”)

Net loss for the nine months ended April 30, 2022, was $639,383 compared to a net income of $5,418 for the nine months ended April 30, 2021. The increase in 2022 Q3 YTD net loss was mainly due to the events described in the above section for 2022 Q3 versus 2021 Q3.

1.6 Liquidity

Historically, the Company’s primary source of funding has been the issuance of equity securities for cash through private placements to sophisticated investors and institutions. The Company is assessing mineral properties with a goal to acquire and explore mineral property interests. The Company’s continuing operations entirely depends upon the ability of the Company to obtain the necessary financing to complete any exploration and development of its projects, the existence of economically recoverable mineral reserves at its projects, the ability of the Company to obtain the necessary permits to explore or mine, the future profitable production of any mine and the proceeds from the disposition of its mineral property interests.

At April 30, 2022, the Company had an accumulated deficit of $28,367,685 and has a working capital of $322,315.

The Company believes that its liquid assets at April 30, 2022, are sufficient to meet its known obligations. The Company is actively managing its cash reserves, and conducting activities as necessary in order to ensure its ability to meet payments as they come due.

Additional debt or equity financing will be required to fund exploration or development programs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows.

Financial market conditions for junior exploration companies have resulted in very depressed equity prices. A further and continued deterioration in market conditions will increase the cost of obtaining capital and significantly limit the availability of funds to the Company in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on the Company’s business and reviewing discretionary spending, capital projects and operating expenditures, and implementing cash and cash management strategies.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THREE AND NINE MONTHS ENDED APRIL 30, 2022

The Company does not have any material capital lease obligations, purchase obligations or any other long-term obligations.

1.7 Capital Resources

The Company had no material commitments for capital expenditures as at April 30, 2022.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet unused.

At April 30, 2022, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in note 7(a) of the accompanying unaudited condensed interim consolidated financial statements for the period ended April 30, 2022 and 2021. These are also available at www.sedar.com.

Hunter Dickinson Inc.

The Company acquires services from arms-length and related contractors. Hunter Dickinson Inc. (“HDI”) and its wholly‐owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are the principal related Contractor to the Company. They are private companies established by a group of mining professionals and provide services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space.

The Company’s Corporate Secretary is an employee of HDSI and works for the Company under an employee secondment arrangement between the Company and HDSI. The Company’s Chief Executive Officer is a director of HDSI.

Pursuant to an agreement dated July 2, 2010, QZM can access from HDSI from time to time certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services on a non‐exclusive basis as needed and as requested by QZM. As a result of this relationship, the Company can readily access a range of specialized expertise on a regular basis, without having to engage or hire full‐time employees or experts.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge‐out rates for and the time spent by each HDSI employee engaged by the Company.

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THREE AND NINE MONTHS ENDED APRIL 30, 2022

HDSI also incurs third‐party costs on behalf of the Company. Third party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed material assets or business acquisitions or dispositions before the Board of Directors for consideration.

1.12 Critical Accounting Estimates

Not required. The Company is a Venture Issuer.

1.13 Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 2 of the accompanying unaudited condensed interim consolidated financial statements as at and for the period ended April 30, 2022, which is publicly available on SEDAR at www.sedar.com.

1.14 Financial Instruments and Risk Management

The carrying amounts of cash, amounts receivable, accounts payable and accrued liabilities, and balances due to related parties, approximate their fair values due to their short-term nature.

1.15 Other MD&A Requirements

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

(a)	exploration and evaluation assets or expenditures	The required disclosure is presented in Section 1.5 of this MD&A.
(b)	expensed research and development costs	Not applicable
(c)	intangible assets arising from development	Not applicable

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THREE AND NINE MONTHS ENDED APRIL 30, 2022

(d)	general and administration expenses	The required disclosure is presented in Section 1.5 of this MD&A.
(e)	any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d)	None

1.15.2    Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A:

Number
Common shares	40,114,141

See 1.2 Overview for an agreement between the Company and HDSI for issuance of common shares as a debt settlement arrangement.

1.15.3 Internal Controls over Financial Reporting Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting as of April 30, 2022.

1.15.4 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods; and required information is accumulated and communicated to the Company’s management, including the Chief Executive

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QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THREE AND NINE MONTHS ENDED APRIL 30, 2022

Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.15.5 Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision- making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16 Risk Factors

Please refer to “Risk Factors” discussed in the Company’s MD&A for the year ended July 31, 2021 filed under the Company’s profile on SEDAR at www.sedar.com.

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